SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/MF No. 07.526.557/0001-00

NIRE 35.300.368.941

NOTICE TO THE MARKET

AMBEV S.A. (“Company”) informs its investors and the market in general that the transaction contemplated in the Agreement executed by and among Anheuser-Busch InBev SA/NV (“AB InBev”) and the Company’s subsidiary Cervecería y Maltería Quilmes S.A. (“Quilmes”), in the context of the transaction between AB InBev and the Chilean company Compañia Cervecerías Unidas S.A. (“CCU”), as per the Material Fact released on September 6, 2017 and the Notices to the Market released on September 15, 2017 and March 14, 2018, was concluded on the date hereof, after all approvals were obtained.

São Paulo, May 2, 2018.

Ambev S.A.

Ricardo Rittes de Oliveira Silva

Chief Financial and Investor Relations Officer

1

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2018

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer